Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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The following Q&A was posted to Continental Airlines’ intranet web site on September 7, 2010:

EMPLOYEE STOCK PURCHASE PLAN Q&A
CO’s Employee Stock Purchase Plan will end soon. The last payroll deductions for the current quarterly purchase period are expected to occur in mid-September. Here are some questions and answers to keep co-workers informed about the plan.
I understand that the CO Employee Stock Purchase Plan (“ESPP”) will end in connection with the merger. How will that happen?
Our merger agreement states that our ESPP’s current quarterly purchase period must end at least 5 days prior to the merger. This is required to ensure that purchases of CO common stock are made under the ESPP for the current payroll period in sufficient time to be available for conversion into UAL common stock when the merger is complete. The last payroll deductions for the current purchase period are expected to occur in mid-September, and the third quarter purchase will be completed prior to the closing date of the merger.
Will there be any blackout dates?
Yes, there will be a short period of time where we will be restricted from selling shares (a blackout period) so that our ESPP accounts can be converted to UAL common stock. The exact blackout dates have yet to be determined, but will be communicated to ESPP participants in advance of the blackout period.
Will a new ESPP be offered at United?
That has not been determined. The merger integration teams are working on these decisions.
Will I still have my account at Morgan Stanley Smith Barney?
Yes, absolutely. Accounts will still be accessible online at www.benefitaccess.com.
What will happen to the ESPP shares I have purchased?
On the merger date, purchased shares will be converted into UAL common stock at an exchange ratio of 1 to 1.05. For example, if you have 100 shares of CO stock in your ESPP account, they will be adjusted to 105 shares of the new UAL common stock on the date of the merger closing. Once the merger is complete, the CO Employee Stock Purchase Plan will terminate.
What if I want to hold onto my ESPP shares?
No problem. On the day of the merger, CO shares will be converted to the new UAL common stock shares and will remain in your account at Morgan Stanley Smith Barney until you decide to sell them.
What if I want to sell my ESPP stock before the merger?
You can log on to your account at Morgan Stanley Smith Barney and sell your unrestricted shares at any time outside the blackout period. Some shares may be restricted from selling because the ESPP has a six-month holding requirement after each quarterly purchase.